SMIC Achieves Silicon Success with High Performance 45-nanometer Process

Shanghai [2009-06-30]

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI and SEHK: 0981.HK) today announced the successful completion of its first 45-nanometer high performance (GP, generic process with high performance) yield lot.

SMIC’s high-speed, high performance 45nm GP technology integrates a strained silicon stress module into the design, allowing the device to run faster, making it ideal for a number of applications, including system-on-chip, graphics and network processors, telecommunications and wireless consumer products, and serves as a technology platform for the fast growing China market.

The 45nm GP technology bookends with SMIC’s silicon success on its 45nm low power (LP) technology, which is suitable for mobile devices that put a premium on low power consumption. SMIC signed an agreement with International Business Machines (IBM) to license its low-power and high-performance bulk CMOS technologies in December 2007. The GP technology transfer was completed in March 2009.

“I’m delighted with the progress of SMIC’s 45nm project team, which continues to meet rigorous deadlines,” said Dr. Robert Tsu, SMIC’s 45nm project leader and Associate Vice President of Logic Technology. “Integrating the strained silicon process and achieving a well-yielded test chip from the very first yield lot is a significant technical accomplishment, and these accomplishments allow SMIC to provide a highly manufacturable technology to our customers.”

SMIC’s 45nm GP technology is supported by a proven design-in SPICE model and in-house design IP capability that enables customers to begin prototype product design and plan for early time-to-market. In June, SMIC announced the adoption of new SPICE model software for the design and verification of 45nm IP blocks, I/O circuitry, and standard cell characterization flows.

As the company’s 65nm low-power technology development cycle comes to a successful close, with a recently completed IP portfolio, multiple customer product qualification, and a ramping up of production, efforts have focused on 45nm. The readiness of SMIC’s 45nm LP and GP technologies for design-in allows customers to enter a premium-value market.

“We are very excited and encouraged by the completion of our first 45nm high performance yield lot, another important signpost in SMIC’s strategic plan,” said Dr. Richard Chang, SMIC’s President and CEO. “It verifies the IBM- licensed technology, validates our strategic decision to invest in advanced logic technologies, and enhances SMIC’s position as the advanced logic technology leader in China. This 45nm GP process is a proven, robust, high yielding, and high performance technology that we anticipate can not only deliver better performance, reliability, and cost to our valued customers, but also help SMIC become even more competitive in China and worldwide.”

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35um to 45nm. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm fab under construction in Shenzhen, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 200mm wafer fab in Chengdu owned by Cension Semiconductor Manufacturing Corporation and a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation. For more information, please visit http://www.smics.com .

For more information, please contact:

Reiko Chang
Corporate Relations
Tel: +86-21-3861-0000 x10544
Email: Reiko—Chang@smics.com

Angela Miao
Public Relations
Tel: +86-21-3861-0000 x10088
Email: Angela—Miao@smics.com